

03011869

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 42755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   Burlington Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   40 Wall Street
                                        (No. and Street)

New York   New York   10005
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___John Kelly___   ___212-402-6000___
                                              (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Eisner LLP
                (Name — if individual, state last, first, middle name)

750 Third Avenue   New York   NY   10017
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 2 0 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                     contained in this form are not required to respond unless the form displays
                     a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___John Kelly___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Burlington Capital Markets, Inc.___, as of ___December 31___, 20_02_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

ERIKA PANDOLFINI
Notary Public, State of New York
No. 02PA6024820
Qualified in Kings County
Commission Expires May 17, 20_03_

_____
Notary Public

_____
Signature

_____
Title

_____
Signature

___Chief Financial Officer___
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BURLINGTON CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Burlington Capital Markets, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Burlington Capital Markets, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burlington Capital Markets, Inc. as of December 31,2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 24, 2003

BURLINGTON CAPITAL MARKETS, INC.

Statement of Financial Condition
December 31, 2002

ASSETS
Cash and cash equivalents	$ 2,766,758
Receivable from brokers	3,006,779
Securities owned, at market value	5,566,219
Securities owned not readily marketable, at estimated fair value	9,500
Loans receivable from stockholders	800,000
Furniture, equipment and leasehold improvements, net	1,165,239
Deferred tax asset	641,000
Other assets	466,881
	$ 14,422,376

LIABILITIES
Securities sold not yet purchased, at market value	$ 479,681
Accrued compensation	3,112,170
Accounts payable and other accrued expenses	3,028,104
Income taxes payable	1,253,170
	7,873,125

Outside interest in joint venture arrangement	3,273,865

Commitments, contingencies and other matters

STOCKHOLDERS' EQUITY
Common stock, no par value, 20,000,000 shares authorized, 10,630,000 issued	
Additional paid-in capital	4,722,235
Accumulated deficit	(1,045,349)
	3,676,886
Less: treasury stock at cost (730,000 shares of common stock)	(401,500)
	3,275,386
	$ 14,422,376

BURLINGTON CAPITAL MARKETS, INC.

Statement of Operations
For the Year Ended December 31, 2002

Revenue:	
Commissions	$ 14,801,715
Trading income	21,510,335
Interest	95,694
	36,407,744
Expenses:	
Employee compensation	15,423,877
Clearing, floor brokerage and other fees	8,552,535
Advertising and promotion	3,269,671
Communication	1,334,361
Occupancy	1,247,653
Depreciation and amortization	382,721
Professional and consulting fees	3,546,019
Other general and administrative	1,133,258
	34,890,095
Income before outside interest's share and income taxes	1,517,649
Outside interest's portion of income in joint venture arrangement (net of taxes, $82,000)	(1,103,926)
Income before taxes	413,723
Provision for income taxes	551,593
Net loss	$ (137,870)

BURLINGTON CAPITAL MARKETS, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in	Accumulated	Treasury Stock		
	Shares	Capital	Deficit	Shares	Amount	Total
Balance - January 1, 2002	10,630,000	$ 4,722,235	$ (907,479)			$ 3,814,756
Net loss			(137,870)			(137,870)
Purchase of treasury stock				730,000	$(401,500)	(401,500)
Balance - December 31, 2002	**10,630,000**	**$ 4,722,235**	**$ (1,045,349)**	**730,000**	**$(401,500)**	**$ 3,275,386**

BURLINGTON CAPITAL MARKETS, INC.

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(137,870)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		382,721
Outside interest's share of income		1,103,926
Deferred taxes		(641,000)
Changes in:		
Securities owned, at market value		(974,638)
Securities owned not readily marketable, at estimated fair value		6,050
Receivable from brokers		(1,088,619)
Other assets		96,036
Accounts payable and other accrued expenses		2,091,213
Securities sold not yet purchased, at market value		(892,961)
Accrued compensation		1,409,577
Income taxes payable		1,253,170
Net cash provided by operating activities		2,607,605
Cash flows from investing activities:		
Purchases of equipment and leasehold improvements		(564,687)
Loans to stockholders, net		(771,677)
Net cash used in investing activities		(1,336,364)
Cash flows from financing activities:		
Repurchase of common stock		(401,500)
Outside interest funding in joint venture arrangement		1,486,157
Net cash provided by financing activities		1,084,657
Net increase in cash and cash equivalents		2,355,898
Cash and cash equivalents - January 1, 2002		410,860
Cash and cash equivalents - December 31, 2002	$	2,766,758
Supplemental disclosures of cash flow information:		
Interest paid	$	78,000
Noncash activities:		
Securities contributed at market value	$	683,782

See notes to financial statements 5

BURLINGTON CAPITAL MARKETS, INC.

Notes to Financial Statements
December 31, 2002

NOTE A - THE COMPANY

Burlington Capital Markets, Inc. (the "Company") is a registered broker/dealer engaging in institutional trading and general securities activities. In addition, the Company renders investment banking and consulting services. The Company clears all of its securities transactions through another broker/dealer on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Security transactions:

Security transactions and commission revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, which are readily marketable are valued at market value, with unrealized gains or losses reflected in operations. Securities not readily marketable are valued at fair value as determined by management, with unrealized gains or losses reflected in operations.

[2]   Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is provided on the straight-line method based on the estimated useful lives of the assets of 5 to 7 years. Leasehold improvements are being amortized on the straight-line method over the shorter of their useful lives or the term of the lease.

[3]   Cash equivalents:

For purposes of the statement of cash flows, cash equivalents include money market funds.

[4]   Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[5]   Investment banking and consulting:

Revenue and expenses related to investment banking and consulting services are recorded as earned and incurred, respectively. The Company may receive its fees in the form of securities which are recorded at fair value on the date they are earned. Thereafter, any increase or decrease in value during the time the securities are held by the Company is reflected in operations.

[6]   Advertising costs:

Advertising costs are charged to expense as incurred.

[7]   Receivable from broker:

Receivable from broker represents cash and commissions receivable from brokers.

BURLINGTON CAPITAL MARKETS, INC.

Notes to Financial Statements
December 31, 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

As described more fully in Note F, the Company has entered into an arrangement in which the Company will report in its tax return its share of income from the results of operations. Accordingly, the provision for taxes is based on the amounts to be included in such tax filings attributable to the Company.

The provision for taxes also includes amounts attributable to unincorporated business taxes for the use of the operations under the arrangement described in Note F.

[9] Stock-based employee compensation:

The Company accounts for stock-based employee compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

NOTE C - ADVANCE TO EMPLOYEE

During 2001 the Company loaned $225,000 to an employee of the Company pursuant to an employment agreement. Such loan bears interest at LIBOR plus 1%, payable $75,000 per annum. Such interest and principal due are waived if a certain annual commission income threshold is met as of January 31 of each year. During 2002 such threshold was met and the Company expensed $80,250 of interest and principal. At December 31, 2002 the amount due from employee was $161,121 and is included in other assets.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD EQUIPMENT, NET

Furniture, equipment and leasehold improvements consist of the following:

Furniture	$ 122,181
Equipment and software	1,508,295
Leasehold improvements	347,268
	1,977,744
Less accumulated depreciation and amortization	(812,505)
	$ 1,165,239

BURLINGTON CAPITAL MARKETS, INC.

Notes to Financial Statements
December 31, 2002

NOTE E - INCOME TAXES

Income tax expense (benefit) consists of the following:

	Current	Deferred	Total
Federal income tax	$ 839,115	$ (484,311)	$ 354,804
State and local income tax	353,478	(156,689)	196,789
	$ 1,192,593	$ (641,000)	$ 551,593

Reconciliation between the provision for income tax and the amount computed by applying the statutory federal income tax rate (34%) to income before income tax is as follows:

Provision for income taxes at the statutory tax rate	$ 112,785
State and local income taxes, net of federal effect (including $82,000 attributable to outside interest in joint venture arrangement)	118,489
Nondeductible items	320,319
	$ 551,593

NOTE F - RELATED PARTY TRANSACTIONS

Inculab, Inc. ("Inculab") and Eximius Holdings, LLC ("Eximius") are both stockholders of the Company.

On January 1, 2002 the Company entered into a joint venture arrangement (the "Arrangement") in which Inculab which contributed cash and securities of $2,169,939 to the capital of the Company's broker-dealer operation (the "Contribution") and that the Company's operations will be subject to this arrangement. The profit, if any, subject to this arrangement is to be allocated first to Inculab to provide a cumulative 12% return on its book value, as defined, then an equal amount to the Company. Thereafter, pro rata in proportion to their respective percentage of book value. Losses, if any, subject to this arrangement are to be allocated based on their relative positive capital account balances and thereafter in accordance with their interest, as defined under the Arrangement.

The Inculab interest in the arrangement has been presented for financial reporting purposes similar to a minority interest and shown as "Outside Interest in Joint Venture Arrangement" in the accompanying statement of financial condition and "Outside Interest's Share of Income" on the statement of operations.

At December 31, 2002 "Outside Interest in Joint Venture" is as follows:

Cash contributed	$ 1,486,157
Securities contributed at market value	683,782
Total contribution	2,169,939
Allocated share of profits	1,103,926
	$ 3,273,865

BURLINGTON CAPITAL MARKETS, INC.

Notes to Financial Statements
December 31, 2002

NOTE F - RELATED PARTY TRANSACTIONS (CONTINUED)

The chief executive officer of the Company is also a managing member of Inculab.

A stockholder of Global Link China, a stockholder of the Company, is a member of the Board of Directors of the Company.

On February 15, 2002, the Company acquired 730,000 shares of its common stock from Eximius for $401,500.

See Note G for other related party transactions.

NOTE G - LOANS RECEIVABLE FROM STOCKHOLDERS

On June 20, 2002 the Company advanced Eximius $150,000 which bears interest at 6% per annum due on March 31, 2003. The stockholder has pledged 454,545 shares of the Company as security for this loan. In addition, on November 8, 2002 the Company advanced Eximius $250,000 which bears interest at 6% per annum due on March 1, 2003. The stockholder has pledged 333,333 shares of the Company as security for this loan.

On November 19, 2002 and December 31, 2002, the Company made an aggregate $400,000 advance to Global Link China, an affiliate of a stockholder of the Company pursuant to two promissory notes. The loans bear interest at 4% per annum and are due on demand.

The estimated fair value of the aforementioned loans to stockholders is not, in the circumstances, reasonably determinable due to the related party nature of the transactions.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2002 the Company had net capital of approximately $2,314,056, as compared to net capital requirements of approximately $506,000. The Company's ratio of aggregate indebtedness to net capital was 3.28 to 1.

The Company claims exemption from the reserve requirement under Section 15c3-3(k)2(ii).

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Company has its securities and customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. Substantially all of the Company's cash and securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

In the normal course of business, the Company enters into securities sold, but not yet purchased. Subsequent market fluctuations may require the Company to purchase such securities sold at prices significantly higher than the market value reflected in the statement of financial condition.

BURLINGTON CAPITAL MARKETS, INC.

Notes to Financial Statements
December 31, 2002

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2002 settled with no material adverse effect on the Company's statement of financial condition.

A significant portion of the Company's trading and commission income is derived from two sources.

NOTE J - COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Guarantee and litigation:

The landlord has asserted that the Company had entered into a lease guarantee for an affiliate. The lease calls for annual rental payments of $153,000 through March 2008. The affiliate failed to meet its obligation. Management estimated its potential obligation, if any, and recorded approximately $269,000 which has been recognized through December 31, 2002 and charged to operations.

The Company is party to three lawsuits relating to customer complaints which arose from the Company's retail operation which has since been discontinued. In addition, the Company is party to a litigation involving the guarantee of a lease obligation.

The Company believes that it has adequately reserved for such matters.

Facilities:

The Company rents office space under long-term operating leases expiring through 2008. Future minimum base rent under these operating leases are as follows:

Year	Amount
2003	$ 255,166
2004	229,536
2005	220,980
2006	220,980
2007	220,980
Thereafter	202,565
	$ 1,350,207

Rent expense including operating expenses for 2002 amounted to approximately $735,000.

Equity Incentive Plan:

In May 2001, the Company's stockholders approved the 2001 Equity Incentive Plan (the "2001 Plan"), pursuant to which the Company may grant awards, as defined, for up to an aggregate of 3,500,000 shares of the Company's common stock, subject to certain increases. The 2001 Plan is administered by the Board of Directors, which has the authority to determine the type, designation and condition of an award. No awards have been granted as of December 31, 2002.

BURLINGTON CAPITAL MARKETS, INC.

Notes to Financial Statements
December 31, 2002

Note J - Commitments, Contingencies and Other Matters (continued)

401(k) Savings and Profit Sharing Plan:

The Company maintains a 401(k) savings and profit sharing plan (the "Plan"). All employees who have attained 21 years of age are eligible to participate. Participant contributions are limited to the lesser of 15% of compensation or the amounts prescribed by government regulations. The Company, at its discretion, may make contributions to the Plan. For the year ended December 31, 2002 no such contribution was made by the Company.

Other:

The Company's President has an employment arrangement that provides for a quarterly bonus equal to ten percent of net profits, as defined, commencing in 2002.

Supplementary Information

BURLINGTON CAPITAL MARKETS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Total stockholders' equity	$	3,275,386
Outside interest funding in joint venture arrangement		2,169,939
Outside interest portion of capital at risk		911,926
		6,357,251
Nonallowable assets:		
Securities owned not readily marketable at estimated fair value		9,500
Loans receivable from stockholders		800,000
Other assets		466,881
Furniture, equipment and leasehold improvements, net		1,165,239
Deferred tax asset		641,000
Receivable from brokers		373,664
Total nonallowable assets		3,456,284
Net capital before haircuts on securities positions		2,900,967
Less haircuts on securities:		
Debt securities		15,299
Other securities		450,436
Undue concentration		121,176
		586,911
Net capital		2,314,056
Minimum net capital requirement of 6 2/3% of aggregate indebtedness, or $100,000, whichever is greater		505,697
Excess net capital	$	1,808,359
Ratio of aggregate indebtedness to net capital		3.28 to 1
Aggregate indebtedness:		
Accrued compensation	$	3,112,170
Accounts payable and other accrued expenses		3,028,104
Income tax payable		1,253,179
Payable to outside interest in joint venture arrangement		192,000
	$	7,585,453
Reconciliation with Company's computation (included in Part II of Form X-17A-5 of December 31, 2002):		
Net capital, as reported in Company's Part II (unaudited)	$	3,428,988
Difference		(1,114,932)
Net capital per above	$	2,314,056
Audit adjustments:		
Non-readily marketable securities	$	(9,500)
Accounts payable and other accrued expenses		3,507
Income taxes payable		187,104
Payable to outside interest in joint venture arrangement		(1,103,926)
Receivable from broker		(110,182)
Total audit adjustments		(1,032,997)
Adjustments to haircuts on securities		(81,935)
Total difference	$	(1,114,932)

See notes to financial statements

Eisner

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5**

Board of Directors
Burlington Capital Markets, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Burlington Capital Markets, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 24, 2003

14